SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Act of 1934

For the month of April, 2004

of Chile, Bank

(Translation of Registrant’s name into English)

Chile

(Jurisdiction of incorporation or organization)

Ahumada 251

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Superintendency of Banks and Financial Institutions on April 27, 2004, regarding the success of a tender offer for the repurchase of its own common stock. The same letter was filed by Banco de Chile with the Superintendency of Securities and Insurance and the Chilean stock exchanges.

Santiago, April 27, 2004

Mr.

Enrique Marshall Rivera

Superintendent of Banks

and Financial Institutions

Ref: Success Declaration – Banco de Chile’s Tender Offer / Repurchase of common stock

Mr. Superintendent:

On March 26, 2004, Banco de Chile published in the newspapers “El Mercurio” of Santiago and “Estrategia” the Initial Notice regarding the Offer to purchase in a tender offer 1,701,994,590 shares issued by Banco de Chile, equivalent to 2.5% of the total number of issued shares, at a price of CLP$31 per share. The Program to Repurchase Shares was agreed upon by the General Extraordinary Shareholders Meeting held on March 20, 2003 which was approved by Resolution N° 06650 of the Superintendency of Banks and Financial Institutions dated June 5, 2003, as amended by Resolution N° 07937, dated July 2, 2003.

The Offer remained in force from 9:30 a.m. of March 27, 2004 and expired at 17:30 p.m. of April 26, 2004. During the period of the Offer there were received Acceptance Orders for a total amount of 5,000,844,940 shares. Due to the reception of Acceptance Orders for a total amount that exceeds the number of shares offered to buy and according with the Offer it will be applied a pro-rata basis of 0. 34034140. Therefore, the Offeror will buy 1,701,994,590 shares, applying such pro-rata basis to each Acceptance Order received and accepted. The shares to be bought are equivalent to 2.5% of the total capital.

As a consequence of the aforementioned, we expressly declare successful the Offer.

The transaction shall be performed at the Santiago Stock Exchange through the “Block Firm Offer System” regulated by Section 2.2.3 of the Stock Operations Manual of said stock exchange.

Finally, we inform you that the Result Notice shall be published on April 28, 2004 in the newspapers “El Mercurio” of Santiago and “Estrategia”.

Sincerely,

Pablo Granifo Lavín

General Manager

Banco de Chile

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2004

Banco de Chile

By:	/s/ Pablo Granifo L.

Pablo Granifo Lavín General Manager